Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 Harris Corporation and L3 Technologies to Combine in Merger of Equals Creating a Leading Global Defense Technology Company October 15, 2018

Forward looking statements Statements in this presentation that are not historical facts are forward-looking statements that reflect Harris Corporation’s and L3 Technologies’ respective management’s current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed combination, the anticipated benefits of the proposed combination, including estimated synergies, the effects of the proposed combination, including on future financial and operating results, and the integration of the parties’ operations, levels and timing of share repurchases; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that stockholders of either party may not approve the proposed combination; the risk that the parties may not be able to obtain (or may be required to make divestitures in order to obtain) the necessary regulatory approvals or to satisfy any of the other conditions to the proposed combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed combination; risks related to the inability to realize benefits or to implement integration plans and other consequences associated with the proposed combination; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties; and the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain and hire key personnel and maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this presentation are made as of the date of this presentation, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons receiving this presentation are cautioned not to place undue reliance on forward-looking statements. Investor Presentation | 2

Transformative merger of equals

Creating a leading global defense technology company

HARRIS

Leading technology innovator, solving *customers' toughest* mission-critical challenges

An innovative industry leader focused on creating advanced technologies and delivering customer focused solutions

L3 Technologies

Leading provider of technical solutions for military, homeland security, and commercial platforms

Market Cap:	Revenue:[1]	EBIT:[1,2]	FCF:[1,3]
$34B	$16B	$2.4B	$1.9B

Combining two complementary companies

Capabilities	Customers	Innovation	Scale
Leading portfolio of technology solutions and capabilities aligned with customer priorities	Strong relationships with aerospace, defense, and intelligence customers	~22,500 engineers focused on advanced technologies and a shared culture of innovation	Enhanced scale to pursue larger opportunities and be more cost competitive

[1] CY18 financials
[2] EBIT excluding discontinued operations is defined as net income plus interest expense and income taxes
[3] Net cash from continued operations less net capex

Investor Presentation | 3

Transaction summary

Transaction Structure	▪ All-stock "merger of equals" transaction ▪ Combined equity value of $34B and enterprise value of $41B at announcement
Company Name and Headquarters	▪ Combined company will be named "L3 Harris Technologies" ▪ Headquartered in Melbourne, FL
Shareholder Considerations	▪ For each L3 share, L3 shareholders will receive 1.30 Harris shares in the new company ▪ Harris shareholders will own ~54% and L3 shareholders will own ~46% of the new company
Governance & Leadership	▪ Chairman & Chief Executive Officer: William M. Brown ▪ Vice Chairman, President & Chief Operating Officer: Christopher E. Kubasik ▪ Mr. Kubasik to assume CEO role after two years and Chairman role after three years ▪ 12 board members total, with equal representation from Harris and L3
Expected Financial Policies	▪ Return cash to shareholders – Dividend payout expected around 30-35%; consistent with current practice – Excess cash toward share repurchases…up to $2B within first 12 months post close ▪ Committed to maintaining an investment grade credit rating
Expected Synergies	▪ $500M of annual gross pre-tax cost synergies in year 3; $300M net of savings returned to customers ▪ Free cash flow run rate of $3B in year 3
Closing	▪ Transaction unanimously approved by Board of Directors of both companies ▪ Expected in mid-2019, subject to satisfaction of customary closing conditions, including receipt of regulatory and Harris and L3 shareholder approvals ▪ L3 Harris Technologies anticipates reporting on a December full fiscal year end basis starting January 1st 2020

Investor Presentation | 4

Highly strategic combination Creates scale with a well-balanced portfolio Complementary businesses…strengthens capabilities and expands customer relationships in over 100 countries Accelerates innovation and time to market Stronger platform for continued growth Shared operating philosophy to continue to drive margin expansion Meaningful value creation from cost synergies Provides optionality for portfolio shaping Accretive combination results in a strong balance sheet and robust free cash flow generation…$3B in year 3 Investor Presentation | 5

Creates scale and a well-balanced portfolio Top 10 global defense player…6th largest in the US 6/30/2018 LTM Defense revenues ($B); per Capital IQ and latest available public filings 52 Creation of th 31 30 “6 Prime” 26 25 16 11 10 Long tail of 8 6 4 Tier 3/4 2 Suppliers LMT NOC BA RTN GD BAE HII TXT MAXR Defense Defense N. America Defense … with a well-balanced portfolio Pro forma by Customer Pro forma by Position Pro forma by Contract Commercial Subcontactor U.S. Air Force Cost Plus 13% 26% 28% Other U.S. 33% Government 13% 13% U.S. 17% Navy 67% 72% International Government 8% 10% Prime Fixed Other Price DoD U.S. Army Investor Presentation | 6

Complementary businesses…strength in multiple domains











	Air	Maritime	Land	Space & Cyber	Commercial Aviation
L3 Technologies	Unmanned Integrated ISR Pilot Training Precision Weapons Protected Comms EO/IR Sensors	Unmanned Integration Power Distribution Sensors Surveillance	Signal Intelligence Compact Optics Counter UAS SATCOM Precision Weapons Soldier Systems	Optical Tracking Transceivers Signal Intelligence Spacecraft Comms Cyber Intelligence	Security & Detection Pilot Training Flight Simulator Avionics RF Microwave & Power
HARRIS	Electronic Warfare Avionics Data Links Weapons Release Contested Comms	Electronic Warfare Integrated Battle Management Sensors Radar	Tactical Comms Public Safety Robotics Integrated Battle Management	Exquisite RF and Optical Sensors Satellite Imaging Space Protection Weather Small Satellites	Air Traffic Tracking and Surveillance Ground / Air Communication High Reliable Network Management

Capabilities and leadership in fast growing markets

Investor Presentation | 7

Accelerates innovation and reduces time to market Investments aligned with Best in class R&D spend… National Defense Strategy 5% R&D spend as % of revenue 4% 3% Protected Comms / Free Space Optics Missile Defense Peers …and strong engineering presence ~22.5 ~23.0 Networked Multifunction Electronic Warfare 1.5 Systems 15.0 15.0 0.5 7.5 8.0 1.0 Engineers Cleared personnel Cleared workspace ('000s) ('000s) (million sq. ft.) Open Systems Architecture Unmanned Investing for leadership in Next Gen technologies Investor Presentation | 8

Stronger platform to drive growth Leverage Complementary Platforms Expand Geographic Reach Pull-through Opportunities ▪ Expand into new and ▪ Expand relationships with ▪ Leverage ISR/SIGINT adjacent markets by key international customers platforms to drive EW and leveraging leading franchises in over 100 countries avionics systems sales in tactical, protected and strategic comms, ISR and ▪ Better coordination with US ▪ Integrate EW and optical space government agencies for components into space foreign military sales capabilities ▪ Increase affordability through value engineering and ▪ Leverage complementary efficiency channels to market Electronic Avionics Spectrum Multi-Domain Warfare Processor Solutions Superiority Infrared Surveillance Resilient Space Sensor Combination improves ability to meet rapidly evolving customer needs Investor Presentation | 9

Shared operating philosophy to drive margin expansion ▪ Initiated in 2012, based on Lean Six Sigma ▪ Lower costs ▪ Fully deployed and deeply embedded ▪ ▪ Reduced net operating cost by 2-3% per year Reduce complexity ▪ Standardize and streamline processes across all functional areas ▪ Improve program execution ▪ Implement lean manufacturing and increase asset velocity ▪ Drive customer satisfaction ▪ Initiated L365 corporatewide in 2017 ▪ Early stages with momentum Opportunity to accelerate margin improvement trajectory through facility optimization, savings from shared services, supply chain leverage, and overhead cost reduction Investor Presentation | 10

Meaningful value creation from cost synergies ▪ $500M of pretax, gross cost synergies $500M gross ̶ $300M net of savings returned to customers $300M net 1.8% of revenue; ̶ Expect to fully realize in year 3 Functional Exelis: Announced 1.4% efficiencies, OH Delivered: 1.7% reduction & ▪ $450M shared services Primary sources of cost synergies Corporate and ̶ Supply chain and manufacturing / facilities segment consolidation ̶ Corporate and segment consolidation, public company costs ̶ Functional efficiencies / overhead reductions Supply chain ̶ IT and other SG&A and footprint rationalization ▪ Total one-time, pretax investment of $450M over 3 years Cash investment1 Year 3 savings Integration to be led by dedicated joint team with significant experience identifying and realizing synergies 1 All figures exclude deal related costs. Investor Presentation | 11

Attractive financial profile

CY2018E

	L3 Technologies	HARRIS	L3 Technologies + HARRIS
Revenue	~$10.1B	~$6.3B	~$16.4B
EBIT[1]	~$1.1B	~$1.2B	~$2.4B
EBIT Margin	~11%	~19%	~14%
Free Cash Flow	~$0.9B	~$1.0B	~$1.9B
Dividend Payout as % of FCF	~28%	~33%	~31%
Net Leverage	~2.0x	~2.5x	~2.2x
Funded Pension %	~72%	~88%	~81%

Cash EPS[2] accretive in year 1

[1] EBIT excluding discontinued operations is defined as net income plus interest expense and income taxes.
[2] Cash diluted EPS excludes deal intangible amortization costs and one-time integration costs.

Investor Presentation | 12

Robust free cash flow generation …supported by organic growth and capital efficiency Strong free cash flow profile… initiatives ▪ Cost synergies realization, beginning year 1 ~$0.5B ~$3B ~$0.5B ▪ Optimize working capital across companies $0.9B ▪ Capital expenditure efficiencies ▪ Cash tax opportunities $1.0B Organic Synergies + Year 3 Growth Capital Run Rate Today Today Efficiencies Targeting $3B of combined free cash flow by year 3 Investor Presentation | 13

Combination benefits all stakeholders ▪ Increased technology content and focused R&D and product development ▪ Reduced overhead powers greater agility and speed to market Customers ▪ Higher affordability, new capabilities and broader suite of high value products / services ▪ ~$200M of synergy savings per year returned to customers ▪ Greater career prospects at a larger, more diversified global defense technology Employees organization ▪ Increased professional development and training ▪ Cash EPS accretive in the first full year following closing ▪ All-stock transaction allows all shareholders to participate in upside from combination Shareholders ▪ Committed to maintaining existing investment grade credit ratings ▪ Committed to driving long term value through balanced capital allocation Investor Presentation | 14

Key Takeaways Combines two highly-innovative companies uniquely focused on meeting the customers’ most complex, mission-critical needs Broad suite of highly-complementary capabilities and technology solutions Complementary cultures focused on innovation and operational excellence Enhanced scale to drive savings and more efficiently meet customers’ rapidly evolving needs Clearly identified cost synergies and significant opportunities to enhance revenue growth Significant shareholder value creation opportunity L3 Harris Technologies – Leading the way in technology innovation Investor Presentation | 15

Additional Information; participants in solicitation Additional Information and Where to Find It This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation is made in respect of the proposed combination of L3 Technologies (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed combination, Harris intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris. The parties will make the joint proxy statement/prospectus available to their respective stockholders. This presentation is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION. Copies of the registration statement, including the joint proxy statement/prospectus, and other documents filed with the SEC (when available) may be obtained free of charge on the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Harris also may be obtained free of charge on its website at www.harris.com/investors/financial-reports. Copies of documents filed with the SEC by L3 also may be obtained free of charge on its website at https://www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed combination under the rules of the SEC. Information about the directors and executive officers of Harris is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on September 6, 2018. Information about the directors and executive officers of L3 is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will be included in the joint proxy statement/prospectus regarding the proposed combination and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Investor Presentation | 16